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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/12/04: To announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2020/12/07: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2020/12/14: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2020/12/14: Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce of Extraordinary Shareholders’ Meeting

99.5                 Announcement on 2020/12/16: The board meeting approved capital budget execution

99.6                 Announcement on 2020/12/16: The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report

99.7                 Announcement on 2020/12/25: To announce related materials on acquisition of machinery and equipment

99.8                 Announcement on 2020/12/08: November Revenue

99.9                 Announcement on 2020/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/03/11~2020/12/04

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,383,153,461;

total transaction price: NT$1,383,153,461

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

ASML HONG KONG LIMITED TAIWAN BRANCH (HONG KONG); non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/09/07~2020/12/07

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,334,824,718;

total transaction price: NT$1,334,824,718

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/04/13~2020/12/14

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,013,471,561;

total transaction price: NT$1,013,471,561

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce of Extraordinary Shareholders’ Meeting

1. Date of the board of directors’ resolution: 2020/12/14

2. Special shareholders meeting date: 2020/12/29

3. Special shareholders meeting location:

No.333, Xing Hua Street, Suzhou Industrial Park, Suzhou, P. R. China

4. Cause for convening the meeting (1) Reported matters: NA

5. Cause for convening the meeting (2) Acknowledged matters: NA

6. Cause for convening the meeting (3) Matters for Discussion:

(1) Endorsement guarantee to subsidiary UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

(2) Appointment of Certified Public Accountants

7. Cause for convening the meeting (4) Election matters: NA

8. Cause for convening the meeting (5) Other Proposals: NA

9. Cause for convening the meeting (6) Extemporary Motions: NA

10. Book closure starting date: NA

11. Book closure ending date: NA

12. Any other matters that need to be specified: NA

Exhibit 99.5

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors’ or shareholders’ meeting: 2020/12/16

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD 28,656 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.6

The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report

1. Date of occurrence of the event: 2020/12/16

2. Funding recipient name, relationship with lender, lending limit (thousand NTD), starting outstanding balance (thousand NTD), new loan (thousand NTD), is it part of a scheduled allocation or revolving limit for the same recipient that the chairman is authorized by the board of directors to allocate, outstanding balance (thousand NTD) up to the date of occurrence, reason for new loan (thousand NTD):

1). Funding recipient name: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

2). Relationship with lender: the Company’s subsidiary

3). Lending limit (thousand NTD): NT$22,076,146 (thousand)

4). Starting outstanding balance (thousand NTD): NT$5,676,000 (thousand)

5). New loan (thousand NTD): NT$4,824,600 (thousand)

6). Is it part of a scheduled allocation or revolving limit for the same recipient that the chairman is authorized by the board of directors to allocate: Yes

7). Outstanding balance (thousand NTD) up to the date of occurrence: NT$10,500,600 (thousand)

8). Reason for new loan (thousand NTD): short-term working capital needs of loan recipient

3. For collaterals provided by the loan recipient, the content and the value (thousand NTD): None

4. For the latest financial reports of the loan recipient, the capital (thousand NTD) and the cumulative gains/losses (thousand NTD):

Capital of the loan recipient is NT$53,927,531 (thousand); Cumulative loss of the loan recipient is NT$36,274,023 (thousand)

5. Method of calculation of interest:

interest rate of the loan is not less than cost of funds of the company’s Singapore branch

6. For repayment, the condition and the date:

when the loan is due; the due date of the loan is one year from the loan’s contract date.

7. The amount of monetary loans extended to others as of the date of occurrence (thousand NTD): NT$10,500,600 (thousand)

8. The total amount of monetary loans extended to others as a percentage of the public company’s net worth on the latest financial statements as of the date of occurrence: 4.76%

9. Sources of funds for the company to extend monetary loans to others: Others

10. Any other matters that need to be specified:

1). The source of funds to extend the monetary loans is the company’s Singapore branch.

2). Amount of the current additional loans is USD 0.17 billion; foreign exchange rate is 28.38 on 2020/12/15.

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/12/09~2020/12/25

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,165,747,370;

total transaction price: NT$1,165,747,370

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

ASML HONG KONG LIMITED TAIWAN BRANCH (HONG KONG); non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.8

United Microelectronics Corporation

December 8, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
November	Net sales	14,725,559	13,891,904	833,655	6.00%
Year-to-Date	Net sales	161,532,945	134,831,609	26,701,336	19.80%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,752,000	5,768,000	22,076,146

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of November 30, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	0	0	99,342,655
UMC (Note2)	15,425,242	15,399,616	99,342,655

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million. Since Nexpower’s syndicated loan has been fully repaid in September 2020, the board of directors resolved to reduce endorsement to Nexpower’s syndicated loan for the amount to NT$0 on October 29, 2020.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020 and October 29, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 400 million and CNY¥ 900.4 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	977,840	0
Fair Value	0	0	2,264	0
Net profit (loss) from Fair Value	0	0	2,264	0
Written-off Trading
Contracts	0	0	9,893,805	0
Realized profit (loss)	0	0	19,145	0

Exhibit 99.9

United Microelectronics Corporation

For the month of November, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2020	Number of shares as of November 30, 2020	Changes

Executive Vice President

Senior Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

	Ming Hsu Oliver Chang TS Wu Wenchi Ting Eric Chen Le Tien Jung Osbert Cheng Yanan Mou Remi Yu Ji Fu Kung Pang Min Wang	2,783,000 1,713,589 1,599,809 1,150,000 1,730,000 1,090,000 1,161,000 100,000 513,000 927,741 419,126	2,653,000 1,605,589 1,591,809 150,000 1,615,000 960,000 795,000 0 383,000 907,741 302,126	(130,000) (108,000) (8,000) (1,000,000) (115,000) (130,000) (366,000) (100,000) (130,000) (20,000) (117,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of October 31, 2020	Number of shares as of November 30, 2020	Changes
Vice President	M C Lai	1,526,000	2,426,000	900,000